RECEIVED

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

May 23, 2007

Exemption No. : 82-35008

07024045

Mr Paul M. Dudek
Securities and Exchange Commis
Division of Corporation Finance
Office of International Corporate F
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated May 23, 2007 forwarding therewith Disclosures required under Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations, 1992 received from M/s AAA Project Ventures Private Limited

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

Encl : as above

Copy to : Mr Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

dlw 6/5

Reliance Energy
Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

May 23, 2007

The General Manager
The Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121-22
2272 3121, 2272 3719
Facsimile: 2272 2037, 39 /2041-2061

Dear Sir,

Sub : **Disclosures on acquisition of Equity Shares by AAA Project Ventures Private Limited**

We enclose herewith the following disclosures with respect to inter se transfer of 1,32,30,433 shares among Group, as received from M/s AAA Project Ventures Private Limited and M/s Reliance Capital Limited.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 - **Annexure A**

2. Disclosures(2 nos) as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 - **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

May 23, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile: 2659 8237/38

Dear Sir,

Sub : **Disclosures on acquisition of Equity Shares by AAA Project Ventures Private Limited**

We enclose herewith the following disclosures with respect to inter se transfer of 1,32,30,433 shares among Group, as received from M/s AAA Project Ventures Private Limited and M/s Reliance Capital Limited.

1. Disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 - **Annexure A**

2. Disclosures (2 nos) as required under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 - **Annexure B**

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : a/a

ANNEXURE 'A'

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGE BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATION, 1997

Name of the Target company	**Reliance Energy Limited**	
Date of reporting	23.05.2007	
Name of the stock exchanges where the shares of the target company are listed	National Stock Exchange of India Limited Bombay Stock Exchange Limited	
Details of the acquisition / ~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers / ~~sellers~~ and PACs with them	AAA Project Ventures Private Limited, Shri Anil D Ambani, Smt. Tina A Ambani, Master Jaianmol A. Ambani(through father and natural guardian Shri Anil D Ambani), Master Jaianshul A. Ambani(through father and natural guardian Shri Anil D Ambani), Smt. Kokila D. Ambani, Reliance Innoventures Private Limited, Hansdhwani Trading Company Private Limited and Reliance Capital Limited.	
Date of acquisition /~~sale~~	21.05.2007	
Date of receipt of intimation of allotment by acquirer / ~~seller~~	23.05.2007	
Mode of acquisition (e.g. open market/public issue/rights issue/ preferential allotment/*inter se* transfer etc.)	Inter-se transfer amongst Group	
Mode of sale (e.g. open market /MOU/off market etc.)	Not Applicable	
Particulars of acquisition/sale	Number	% w.r.t. total paid up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer/~~seller~~ before acquisition/sale	7,90,28,646	34.58
(b) Shares/voting rights acquired/~~sold~~	–	–
(c) Shares/VR of the acquirer/~~seller~~ after acquisition/~~sale~~	7,90,28,646	34.58
Paid up capital/total voting capital of the target company before the said acquisition	22,85,30,308 Equity Shares of Rs. 10 each	
Paid up capital/total voting capital of the target company after the said acquisition	22,85,30,308 Equity Shares of Rs. 10 each	

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Place: Mumbai
Date: 23.05.2007

ANNEXURE B(1)

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulation, 1992
[Regulation 13(3) and (6)]

Regulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% in a listed company

Name & address of shareholders	Shareholding prior to ~~acquisition~~ / sale	No. and percentage of shares/ voting rights ~~acquired~~ / sold	Receipt of allotment advice / acquisition of shares / sale of shares (specify)	Date of intimation to Company	Mode of acquisition on (Market purchase/ public/rights / preferential offer etc.)	No. & % of shares/voting rights post- ~~acquisition~~ / sale	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
Reliance Capital Limited H.Block, 1st Floor, Dhirubhai Ambani Knowledge City, Koparkhairane, Navi Mumbai 400 710	1,32,32,086 5.79%	1,32,30,433 5.79%	Transfer of shares on 21.05.2007	23.05.2007	Inter se transfer among Group	1,653 0.00%	Reliance Shares and Stock Brokers Private Limited Regd No : 1NB010607538	BSE	NA	NA	1,32,30,433	6,78,92,70,831

Date : 23.05.2007
Place : Mumbai

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

ANNEXURE B(2)

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulation, 1992
[Regulation 13(3) and (6)]

Regulation 13(6) - Details of change in shareholding in respect of persons holding more than 5% in a listed company

Name & address of shareholders	Shareholding prior to acquisition / ~~sale~~	No. and percentage of shares/ voting rights acquired / ~~sold~~	Receipt of ~~allotment advice~~/ acquisition of shares / ~~sale of shares~~ (specify)	Date of intimation to Company	Mode of acquisition on ~~(Market purchase/ public/rights~~ / preferential offer etc.)	No. & % of shares/voting rights post-acquisition / ~~sale~~	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
AAAProject Ventures Private Limited Reliance Energy Centre, 3rd Floor, Santa Cruz (East) Mumbai 400 055	6,42,68,504 28.12%	1,32,30,433 5.79%	Acquisition of shares on 21.05.2007	23.05.2007	Inter se transfer among Group	7,74,98,937 33.91%	Reliance Shares and Stock Brokers Private Limited Regd No : 1NB010607538	BSE	1,32,30,433	6,78,92,70,831	NA	NA

Date : 23.05.2007
Place : Mumbai

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

END